UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, July 18, 2016

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Avda. Libertador Bernardo O’Higgins 1449

Present

Ref.: Reports Material Fact

______________________

Dear commissioner:

In accordance with Articles 9 and 10 of the Securities Market Law, and pursuant to General Regulation No. 30, duly authorized by the Board in the extraordinary session held on July 18, 2016, the following is reported as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”), Securities Registry No. 306:

The Board of Directors of LATAM Airlines resolved to convene an Extraordinary Shareholders Meeting on August 18, 2016, to propose a capital increase of US$613,164,240 issuing 61,316,424 new shares of common stock, all ordinary, with no par value, at a price per share of US$10, authorizing the Company to place the remaining unsubscribed shares after the expiration of the option subscription period to Qatar Airways.

The citation notices and letters, as well as the background of the proposals put to the vote, will be published, made available and sent to shareholders under the terms provided by the Chilean Corporate Laws.

Yours sincerely,

Juan Carlos Menció

Vicepresident - Legal

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO